

Mail Stop 4561

December 15, 2015

Michael R. Cote, President
SecureWorks Corporation
One Concourse Parkway NE, Suite 500
Atlanta, Georgia 30328

> **Re:** **SecureWorks Corporation**
> **Amendment No. 4 to Draft Registration Statement on Form S-1**
> **Submitted December 7, 2015**
> **CIK No. 0001468666**

Dear Mr. Cote:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Condensed Combined Financial Statements

Notes to Condensed Combined Financial Statements

Note 4 – Debt

Convertible Notes, page F-38

1.   We note your expanded disclosures regarding the convertible notes. Please revise to describe the optional conversion feature as well as provide all of the applicable disclosure indicated in ASC 480-10-50-2 and paragraphs 50-10 and 50-28 of ASC 825-10-50.

You may contact Joyce Sweeney, Senior Accountant, at (202) 551-3449, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff

Michael R. Cote
SecureWorks Corp.
December 15, 2015
Page 2

Attorney, at (202) 551-3853, or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Craig D. Wilson *for*

Katherine Wray
Attorney-Adviser

cc: Kevin Greenslade Esq.
Hogan Lovells US LLP